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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Alliance Bankshares Corporation1
(Name of Issuer)
Common Stock, $4 par value
(Title of Class of Securities)
018535 10 4
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

[1]	The reporting person owned approximately 5.7% of the outstanding stock of Alliance Bankshares Corporation’s predecessor, Alliance Bank Corporation (the “Bank”), on October 29, 2001, the date the Bank’s registration statement on Form 10-SB was declared effective by the Board of Governors of the Federal Reserve System. All shares reported on this Schedule 13G for December 31, 2001 and 2002 have been adjusted to reflect a three-for-two stock split that occurred on September 29, 2003.

CUSIP No.	018535 10 4	Page	2	of	7

1	NAMES OF REPORTING PERSONS: George S. Webb

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER[2]:

NUMBER OF		As of 12/31/2005: 203,838 shares As of 12/31/2004: 202,098 shares As of 12/31/2003: 201,525 shares As of 12/31/2002: 171,525 shares As of 12/31/2001: 149,250 shares

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		As of 12/31/2005: 22,500 shares As of 12/31/2004: 22,500 shares As of 12/31/2003: 22,500 shares As of 12/31/2002: 22,500 shares As of 12/31/2001: 0 shares

EACH	7	SOLE DISPOSITIVE POWER[2]:
REPORTING
PERSON		As of 12/31/2005: 203,838 shares As of 12/31/2004: 202,098 shares As of 12/31/2003: 201,525 shares As of 12/31/2002: 171,525 shares As of 12/31/2001: 149,250 shares

WITH:	8	SHARED DISPOSITIVE POWER:

As of 12/31/2005: 22,500 shares As of 12/31/2004: 22,500 shares As of 12/31/2003: 22,500 shares As of 12/31/2002: 22,500 shares As of 12/31/2001: 0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON[3]:

As of 12/31/2005: 256,264 shares As of 12/31/2004: 254,524 shares As of 12/31/2003: 253,951 shares As of 12/31/2002: 223,951 shares As of 12/31/2001: 179,176 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

As of 12/31/2005: 5.3% As of 12/31/2004: 5.3% As of 12/31/2003: 7.8% As of 12/31/2002: 7.0% As of 12/31/2001: 5.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[2]	Includes 6,750 shares the reporting person had the right to acquire within 60 days of December 31, 2001; 29,025 shares the reporting person had the right to acquire within 60 days of December 31, 2002; 29,025 shares the reporting person had the right to acquire within 60 days of December 31, 2003; 29,598 shares the reporting person had the right to acquire within 60 days of December 31, 2004, and 31,338 shares the reporting person had the right to acquire within 60 days of December 31, 2005.

CUSIP No. 018535 10 4	13G	Page 3 of 7 pages
Item 1
(a)	Name of Issuer

Alliance Bankshares Corporation

(b)	Address of Issuer’s Principal Executive Offices

14280 Park Meadow Drive Chantilly, Virginia 20151
Item 2
(a)	Name of Person Filing

George S. Webb

(b)	Address of Principal Business Office, or, If None, Residence

c/o Alliance Bankshares 14280 Park Meadow Drive Chantilly, Virginia 20151

(c)	Citizenship

United States of America

[3]	Includes 29,926 shares owned by the reporting person’s spouse as of December 31, 2001, 2002, 2003, 2004 and 2005. The reporting person has neither sole nor shared voting or dispositive power with respect to these shares.

CUSIP No. 018535 10 4	13G	Page 4 of 7 pages
(d)	Title of Class of Securities

Common Stock, $4 par value

(e)	CUSIP Number

018535 10 4
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)-(j):	not applicable
Item 4. Ownership.
(a)	Amount beneficially owned:[3]
As of 12/31/2005: 256,264 shares
As of 12/31/2004: 254,524 shares
As of 12/31/2003: 253,951 shares
As of 12/31/2002: 223,951 shares
As of 12/31/2001: 179,176 shares
(b)	Percent of class:
As of 12/31/2005: 5.3%
As of 12/31/2004: 5.3%
As of 12/31/2003: 7.8%
As of 12/31/2002: 7.0%
As of 12/31/2001: 5.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:[2]
As of 12/31/2005: 203,838 shares
As of 12/31/2004: 202,098 shares
As of 12/31/2003: 201,525 shares
As of 12/31/2002: 171,525 shares
As of 12/31/2001: 149,250 shares
(ii)	Shared power to vote or to direct the vote:
As of 12/31/2005: 22,500 shares
As of 12/31/2004: 22,500 shares
As of 12/31/2003: 22,500 shares
As of 12/31/2002: 22,500 shares
As of 12/31/2001: 0 shares

CUSIP No. 018535 10 4	13G	Page 5 of 7 pages
(iii)	Sole power to dispose or to direct the disposition of:[2]
As of 12/31/2005: 203,838 shares
As of 12/31/2004: 202,098 shares
As of 12/31/2003: 201,525 shares
As of 12/31/2002: 171,525 shares
As of 12/31/2001: 149,250 shares
(iv)	Shared power to dispose or to direct the disposition of:
As of 12/31/2005: 22,500 shares
As of 12/31/2004: 22,500 shares
As of 12/31/2003: 22,500 shares
As of 12/31/2002: 22,500 shares
As of 12/31/2001: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class
     Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
     Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not applicable.

Item 8.	Identification and Classification of Member of the Group
     Not applicable.

Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certification
     Not applicable.

CUSIP No. 018535 10 4	13G	Page 6 of 7 pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2006

/s/ George S. Webb
By Paul M. Harbolick, Jr., as attorney-in-fact

CUSIP No. 018535 10 4	13G	Page 7 of 7 pages
INDEX TO EXHIBITS

Exhibit No.	Exhibit
24.1	Power of Attorney, dated February 14, 2006